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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)


                INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT
             TO RULES 13d-1 (b), (c), AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2 (b)


                              (AMENDMENT NO. 2)*


                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                                (Name of Issuer)


                        ORDINARY SHARES, S$0.26 PAR VALUE
                         (Title of Class of Securities)


                                    16133R106
                                 (CUSIP Number)


                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)
             -------------------------------------------------------


Check the appropriate box to designate the rule pursuant to which Schedule is filed:

    [ ]    Rule 13d-1 (b)

    [ ]    Rule 13d-1 (c)

    [X]    Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                  SCHEDULE 13G


---------------------------------              --------------------------------
      CUSIP No. 16133R106
---------------------------------              --------------------------------

-------------------------------------------------------------------------------
1           NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            TEMASEK HOLDINGS (PRIVATE) LIMITED
-------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3           SEC USE ONLY
-------------------------------------------------------------------------------
4           CITIZENSHIP OR PLACE OF ORGANIZATION
            REPUBLIC OF SINGAPORE
-------------------------------------------------------------------------------
                           5           SOLE VOTING POWER
NUMBER OF                  ----------------------------------------------------
SHARES                     6           SHARED VOTING POWER
BENEFICIALLY                           839,082,380**
OWNED BY EACH              ----------------------------------------------------
REPORTING                  7           SOLE DISPOSITIVE POWER
PERSON WITH                ----------------------------------------------------
                           8           SHARED DISPOSITIVE POWER
                                       839,082,380**
-------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            839,082,380**
-------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                         [ ]
-------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            60.6% AS AT JANUARY 31, 2002
-------------------------------------------------------------------------------
12          TYPE OF PERSON REPORTING*
            HC
-------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                            ** SEE ITEM 4 OF SCHEDULE

                                  SCHEDULE 13G


---------------------------------              --------------------------------
      CUSIP No. 16133R106
---------------------------------              --------------------------------

-------------------------------------------------------------------------------
1           NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            SINGAPORE TECHNOLOGIES PTE LTD
-------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3           SEC USE ONLY
-------------------------------------------------------------------------------
4           CITIZENSHIP OR PLACE OF ORGANIZATION
            REPUBLIC OF SINGAPORE
-------------------------------------------------------------------------------
                           5           SOLE VOTING POWER
NUMBER OF                              499,116,152**
SHARES                     ----------------------------------------------------
BENEFICIALLY               6           SHARED VOTING POWER
OWNED BY EACH                          339,966,228**
REPORTING                  ----------------------------------------------------
PERSON WITH                7           SOLE DISPOSITIVE POWER
                                       499,116,152**
                           ----------------------------------------------------
                           8           SHARED DISPOSITIVE POWER
                                       339,966,228**
-------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            839,082,380**
-------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                         [ ]
-------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            60.6% AS AT JANUARY 31, 2002
-------------------------------------------------------------------------------
12          TYPE OF PERSON REPORTING*
            CO
-------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                            ** SEE ITEM 4 OF SCHEDULE

                                  SCHEDULE 13G

---------------------------------              --------------------------------
      CUSIP No. 16133R106
---------------------------------              --------------------------------

-------------------------------------------------------------------------------
1           NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD
-------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3           SEC USE ONLY
-------------------------------------------------------------------------------
4           CITIZENSHIP OR PLACE OF ORGANIZATION
            REPUBLIC OF SINGAPORE
-------------------------------------------------------------------------------
                           5           SOLE VOTING POWER
NUMBER OF                              339,953,228**
SHARES                     ----------------------------------------------------
BENEFICIALLY               6           SHARED VOTING POWER
OWNED BY EACH              ----------------------------------------------------
REPORTING                  7           SOLE DISPOSITIVE POWER
PERSON WITH                            339,953,228**
                           ----------------------------------------------------
                           8           SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            339,953,228**
-------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                         [ ]
-------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            24.6% AS AT JANUARY 31, 2002
-------------------------------------------------------------------------------
12          TYPE OF PERSON REPORTING*
            HC
-------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                            ** SEE ITEM 4 OF SCHEDULE

            This Schedule 13G filing amends and restates in its entirety the
            Schedule 13G filed on February 14, 2001.

ITEM 1(a).  NAME OF ISSUER

            The name of the issuer is Chartered Semiconductor Manufacturing Ltd, a company organized under the laws of the Republic of Singapore (the "Issuer").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            The principal executive offices of the Issuer are located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406.

ITEM 2(a).  NAME OF PERSON FILING

            The persons filing this Statement are (i) Temasek Holdings
            (Private) Limited ("Temasek"), a company organized under the laws of the Republic of Singapore, (ii) Singapore Technologies Pte Ltd, a company organized under the laws of the Republic of Singapore ("Singapore Technologies") and a wholly owned subsidiary of Temasek and (iii) Singapore Technologies Semiconductors Pte Ltd ("Singapore Technologies Semiconductors"), a company organized under the laws of the Republic of Singapore and a wholly owned subsidiary of Singapore Technologies.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

            The address of the principal business office of Temasek is 8 Shenton Way #38-03 Temasek Tower, Singapore 068811. The address of the principal business office of Singapore Technologies is 51 Cuppage Road #09-01 Starhub Centre, Singapore 229469. The address of the principal business office of Singapore Technologies Semiconductors is 51 Cuppage Road #09-01 Starhub Centre, Singapore 229469.

ITEM 2(c).  CITIZENSHIP

            Temasek, Singapore Technologies and Singapore Technologies Semiconductors are all companies organized under the laws of the Republic of Singapore.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES

            This information statement relates to the Ordinary Shares, S$0.26 par value per share, of the Issuer (the "Ordinary Shares").

ITEM 2(e).  CUSIP NUMBER

            The CUSIP number of the Ordinary Shares is 16133R106.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.

ITEM 4.     OWNERSHIP

            (a) Amount beneficially owned:

                Singapore Technologies directly owns 499,116,152 Ordinary Shares. As noted in Item 2(a) above, Singapore Technologies is wholly owned by Temasek and therefore Temasek may be deemed to beneficially own the Ordinary Shares directly owned by Singapore Technologies. The filing of this Statement, however, should not be construed as an admission that Temasek is, for purposes of Section 13(g) of the Act, the beneficial owner of any of the Ordinary Shares directly owned by Singapore Technologies.

                Singapore Technologies Semiconductors directly owns 339,953,228 Ordinary Shares. As noted in Item 2(a) above, Singapore Technologies Semiconductors is wholly owned by Singapore Technologies, which, in turn, is wholly owned by Temasek and therefore Singapore Technologies and Temasek may be deemed to beneficially own the Ordinary Shares directly owned by Singapore Technologies Semiconductors. The filing of this Statement, however, should not be construed as an admission that Temasek is, for purposes of Section 13(g) of the Act, the beneficial owner of any of the Ordinary Shares directly owned by Singapore Technologies Semiconductors. Nor should the filing of this statement be construed as an admission that Singapore Technologies is, for purposes of
                Section 13(g) of the Act, the beneficial owner of any of the Ordinary Shares directly owned by Singapore Technologies Semiconductors.

                Esmaco Pte Ltd ("Esmaco") directly owns 13,000 Ordinary Shares. Esmaco is an indirect subsidiary of Singapore Technologies which, in turn, is wholly owned by Temasek and therefore Singapore Technologies and Temasek may be deemed to beneficially own the Ordinary Shares directly owned by Esmaco. The filing of this Statement, however, should not be construed as an admission that Temasek is, for purposes of
                Section 13(g) of the Act, the beneficial owner of any of the Ordinary Shares directly owned by Esmaco. Nor should the filing of this Statement be construed as an admission that Singapore Technologies is, for purposes of Section 13(g) of the Act, the beneficial owner of any of the Ordinary Shares directly owned by Esmaco.

                As described above, Temasek may be deemed to beneficially own 839,082,380 Ordinary Shares.

            (b) Percent of class:

                The Ordinary Shares that may be deemed to be beneficially owned by Temasek and Singapore Technologies constitute approximately 60.6% of the Ordinary Shares outstanding as at January 31, 2002.

                The Ordinary Shares directly owned by Singapore Technologies constitute approximately 36.1% of the Ordinary Shares outstanding as at January 31, 2002.

                The Ordinary Shares directly owned by Singapore Technologies Semiconductors constitute approximately 24.6% of the Ordinary Shares outstanding as at January 31, 2002.

            (c) Number of shares as to which such person has:

                With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, Ordinary
                Shares please see Item 4(a) above regarding qualifications as to beneficial ownership.

                (i)   Sole power to vote or to direct the vote

                      Singapore Technologies: 499,116,152 Ordinary Shares Singapore Technologies Semiconductors: 339,953,228 Ordinary Shares

                (ii)  Shared power to vote or to direct the vote

                      Temasek: 839,082,380 Ordinary Shares
                      Singapore Technologies: 339,966,228 Ordinary Shares

                (iii) Sole power to dispose or to direct the disposition

                      Singapore Technologies: 499,116,152 Ordinary Shares Singapore Technologies Semiconductors: 339,953,228 Ordinary Shares

                (iv)  Shared power to dispose or to direct the disposition of

                      Temasek: 839,082,380 Ordinary Shares
                      Singapore Technologies: 339,966,228 Ordinary Shares

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not applicable.

ITEM 10.    CERTIFICATIONS

            Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       TEMASEK HOLDINGS (PRIVATE) LIMITED

February 14, 2002                      /s/ GIAM LAY HOON
                                       ----------------------------------------
                                       Name:  Giam Lay Hoon
                                       Title: Company Secretary


                                       SINGAPORE TECHNOLOGIES PTE LTD

February 14, 2002                      /s/ CHUA SU LI
                                       ----------------------------------------
                                       Name:  Chua Su Li
                                       Title: Company Secretary


                                       SINGAPORE TECHNOLOGIES SEMICONDUCTORS
                                       PTE LTD

February 14, 2002                      /s/ CHUA SU LI
                                       ----------------------------------------
                                       Name:  Chua Su Li
                                       Title: Company Secretary